EXHIBIT 99.1

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2022	2021
	(Unaudited)
Current assets
Cash and cash equivalents	$4,885,759	$595,014
Restricted cash – current	1,000,000	1,000,000
Accounts receivable	1,217,527	997,741
Prepayment and other current assets	1,622,395	940,001
Total current assets	8,725,681	3,532,756
Non-current assets
Restricted cash - non-current	1,500,000	1,500,000
Property and equipment, net	276,864	292,538
Oil and gas property - subject to amortization, net	4,740,450	3,604,480
Oil and gas property - not subject to amortization, net	1,151,804	1,151,804
Right of use assets, net	439,834	-
Deferred charges	1,051,556	1,089,004
Other assets - non-current	1,237,967	919,519
Total non-current assets	10,398,475	8,557,345
Total assets	$19,124,156	$12,090,101

Liabilities and Equity
Current liabilities
Accounts payable	$647,675	$1,604,196
Bank loan	980,452	980,452
Short-term operating lease liabilities	281,310	-
Other current liabilities	1,053,224	20,590
Accrued expenses	205,661	143,798
Taxes payable	55,279	84,676
Total current liabilities	3,223,601	2,833,712
Non-current liabilities
Asset retirement obligations	469,076	321,253
Long term loan	-	1,000,000
Warrant liability	3,549,984	-
Long-term operating lease liabilities	158,524	-
Provision for post-employment benefits	149,531	115,393
Total non-current liabilities	4,327,115	1,436,646
Total liabilities	$7,550,716	$4,270,358

Commitments and contingencies	-	-

Shareholders’ Equity
Preferred shares (par value $0.00267; 3,750,000 shares authorized, nil shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)	-	-
Ordinary shares (par value $0.00267; 37,500,000 shares authorized, 9,359,319 and 7,447,955 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)	$24,958	$19,861
Additional paid-in capital	46,396,316	41,587,339
Accumulated deficit	(34,878,538)	(33,818,161)
Accumulated other comprehensive income	30,704	30,704
Total shareholders’ equity	11,573,440	7,819,743
Total liabilities and shareholders’ equity	$19,124,156	$12,090,101

The accompanying notes are an integral part of these condensed consolidated financial statements

F-1

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,	Six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Revenue	$2,332,509	$1,057,138

Operating costs and expenses:
Lease operating expenses	1,501,399	1,144,889
Depreciation, depletion and amortization	418,051	282,948
General and administrative expenses	2,328,921	2,562,531
Total operating costs and expenses	4,248,371	3,990,368

Loss from operations	(1,915,862)	(2,933,230)

Other income (expense):
Issuance loss of warrants	(133,390)	-
Insurance costs allocated to warrant liability	(465,577)	-
Change in fair value of warrants	2,079,707	-
Exchange (loss) gain	(32,913)	(33,462)
Other (expenses) income, net	(592,342)	34,479
Total other income, net	855,485	1,017

Loss before income tax	(1,060,377)	(2,932,213)
Income tax provision	-	-
Net loss	$(1,060,377)	$(2,932,213)

Loss per ordinary share attributable to the Company
Basic and diluted	$(0.13)	$(0.39)
Weighted average number of ordinary shares outstanding
Basic and diluted	7,854,830	7,433,673

The accompanying notes are an integral part of these condensed consolidated financial statements

F-2

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022

	Preferred Shares, $0.00267 Par Value		Ordinary Shares, $0.00267 Par Value		Additional		Accumulated Other
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income	Total Equity
Balance as of January 1, 2022	-	$-	7,447,955	$19,861	$41,587,339	$(33,818,161)	$30,704	$7,819,743
Net loss	-	-	-	-	-	(1,060,377)	-	(1,060,377)
Conversion of Convertible Note	-	-	1,600,000	4,267	3,968,059	-	-	3,972,326
Exercise of warrants	-	-	50,000	133	419,209	-	-	419,342
Issuance of shares in exchange of service			62,105	165	167,914			168,079
Exercise of options	-	-	199,259	532	(532)	-	-	-
Share-based compensation	-	-	-	-	254,327	-	-	254,327
Balance as of June 30, 2022 (unaudited)	-	$-	9,359,319	$24,958	$46,396,316	$(34,878,538)	$30,704	$11,573,440

FOR THE SIX MONTHS ENDED JUNE 30, 2021

	Preferred Shares, $0.00267 Par Value		Ordinary Shares, $0.00267 Par Value		Additional		Accumulated Other
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income	Total Equity
Balance as of January 1, 2021	-	$-	7,407,955	$19,754	$40,073,087	$(27,734,782)	$-	$12,358,059
Net loss	-	-	-	-	-	(2,932,213)	-	(2,932,213)
Issuance of ordinary shares for service fee settlement	-	-	35,000	93	274,307	-	-	274,400
Share-based compensation	-	-	-	-	651,852	-	-	651,852
Balance as of June 30, 2021 (unaudited)	-	$-	7,442,955	$19,847	$40,999,246	$(30,666,995)	$-	$10,352,098

The accompanying notes are an integral part of these condensed consolidated financial statements

F-3

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(1,060,377)	$(2,932,213)
Adjustments to reconcile net loss to net cash used in operating activities
Issuance loss of warrants	133,390	-
Insurance costs allocated to warrant liability	465,577	-
Change in fair value of warrant liability	(2,079,707)	-
Depreciation, depletion and amortization	418,051	282,948
Amortization on Right of Use Asset	156,052	-
Amortization of deferred charges	37,448	40,094
Amortization of Share-based compensation	254,327	651,852
Amortization of Issuance Discount on Convertible note	568,631	-
Issuance of ordinary shares for service fee settlement	168,079	274,400
Provision for post-employment benefit	34,138	-
Asset retirement obligations	147,823	-
Changes in operating assets and liabilities
Accounts receivable, net	(219,786)	472,897
Other assets - Current	(682,394)	(692,264)
Other assets - Non-Current	(318,448)	(84,368)
Payment of operating lease liability	(122,160)	-
Accounts payable	(990,413)	(58,912)
Other current liabilities	(2,604)	2,063
Accrued expenses	61,863	463,512
Taxes payable	(29,397)	(55,838)
Net cash used in operating activities	(3,059,907)	(1,635,829)
Cash flows from investing activities
Cash paid for short-term investment	-	(307,500)
Cash paid for oil and gas property development costs	(1,512,128)	-
Purchase of property and equipment	(26,220)	(892,183)
Net cash used in investing activities	(1,538,348)	(1,199,683)
Cash flows from financing activities
Proceeds from issuance of Convertible note and warrants	8,589,000	-
Exercise of warrants	300,000	-
Net cash generated from financing activities	8,889,000	-

Net change in cash and cash equivalents, and restricted cash	4,290,745	(2,835,512)

Cash and cash equivalents, and restricted cash at beginning of period	3,095,014	9,403,499
Cash and cash equivalents, and restricted cash at end of period	$7,385,759	$6,567,987

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$15,500	$9,437

Non-cash transactions
Conversion of Convertible Note to ordinary shares	$3,972,326	$-
Right-of-use assets acquired under operating leases in exchange for operating liabilities	$595,887	$-

The accompanying notes are an integral part of these condensed consolidated financial statements

F-4

INDONESIA ENERGY CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Indonesia Energy Corporation Limited (the “Company,” “IEC,” “we,” “us,” our” and similar terminology), through its subsidiaries in Hong Kong and in Indonesia, is an oil and gas exploration and production company focused on the Indonesian market. The Company currently holds two oil and gas assets through subsidiaries in Indonesia: one producing block (the “Kruh Block”) and one exploration block (the “Citarum Block”). The Company also identified a potential third exploration block known as the “Rangkas Area”.

Impact of COVID-19 Pandemic

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including in Indonesia, where the Company operates. As the pandemic and new variants of COVID-19 have continued into 2022, the Company has experienced delays which have, and may continue to materially and adversely impact, the Company’s business operations.

As of the date of issuance of these condensed consolidated financial statements, the impact of COVID-19 on the Company’s business, financial condition, and results of operations includes, but are not limited to, the following:

●	Although the COVID-19 cases have declined significantly in Indonesia, the Company continues to take precautions to provide safe environment for work. Such business practices include routine test for all employees, pre-project screening test, enforcing quarantine policy, encouraging online meeting when possible, and minimizing physical participation in meetings and events.

●	The health-related mandate or guidelines issued by the Indonesian or local authorities has caused and may continue to cause the Company to restrict the number of workers deployed to the drilling sites, therefore delaying the Company’s drilling and exploration operations. In addition, the large scale of social restrictions in Jakarta and many Indonesian regions severely prolongs the time required for the approval of any project proposal, permit application, procurement, and tender process.

●	Crude oil prices (including, of note to the Company, the Indonesian Crude Price published by the Government of Indonesia (the “ICP”)) were negatively impacted in 2020 and 2021 due to COVID-19 related low oil demand, increased production, and disputes between the Organization of the Petroleum Exporting Countries (“OPEC”) and Russia on production cuts. While oil prices rose significantly and then fluctuated during the six months ended June 30, 2022 (in part due to Russia’s invasion of Ukraine in February 2022), the Company’s revenue and potential for profit could be adversely impacted in the future due to decreases in prevailing oil prices, including as a result of COVID-19 or outbreaks of variants thereof.

F-5

●	With respect to our drilling program at Kruh Block, in March 2021 the Company announced our plan to drill a total of 5 wells in 2021, 6 wells in 2022 and 7 wells in 2023, for a total of 18 new wells on Kruh Block. Due to delays in the Indonesian government permitting process and COVID-19-related delays experienced during 2021, our overall drilling program for Kruh Block has similarly been delayed. See note 15 for a description of the Company’s most current development and drilling plan for Kruh Block.

●	The COVID-19 pandemic may continue to disrupt the capital markets and the Company’s ability to raise additional capital to finance its operations in the future, which could materially and adversely affect the Company’s business, financial condition, and prospects.

Consequently, due to the factors discussed above, and other unforeseen and unpredictable consequences of the COVID-19 pandemic, the Company’s business and results of operations have been and may continue to be adversely impacted by COVID-19. Given the speed and frequency of the continuously evolving developments with respect to the COVID-19 pandemic, the Company cannot reasonably estimate the magnitude of the impact to its consolidated results of operations during 2022 and beyond.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial statements. Accordingly, they may not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim financial information should be read in conjunction with the condensed consolidated financial statements and footnotes thereto included in the Company’s financial statements for the year ended December 31, 2021 included in the Company’s Form 20-F filed with the SEC on May 2, 2022.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair presentation of the Company’s condensed consolidated balance sheet as of June 30, 2022, condensed consolidated statements of operations, changes in equity and cash flows for the six months ended June 30, 2022 and 2021, as applicable, have been made. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2022 or any future periods.

The condensed consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation.

Recently issued accounting standards

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company will adopt ASU 2016-13 from January 1, 2023. The adoption is not expected to have a material impact on the Company’s consolidated financial statements.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

F-6

Warrant Liabilities

The Company accounts for the warrants issued in connection with its January 2022 convertible note financing (see note 8) in accordance with the guidance contained in Accounting Standards Codification (“ASC”) 815-40 Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815”) under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies such warrants as liabilities at their fair value and adjusts the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the condensed consolidated statements of operations. Such warrants are valued using the Black-Scholes option-pricing model as no observable traded price was available for such warrants. See note 9 for further information.

Fair Value of Financial Instruments

The Company records certain of its financial assets and liabilities at fair value on a recurring basis. Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1	applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2	applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3	applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

F-7

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payables, other current liabilities, accrued expenses and tax payables, approximate their fair values due to the short-term nature of these instruments.

Net Loss per Ordinary Share

Basic net loss per share is determined by dividing net loss by the weighted average number of the Company’s ordinary shares, par value $0.00267 per share (the “Ordinary Shares”), outstanding during the period, without consideration of potentially dilutive securities, except for those Ordinary Shares that are issuable for little or no cash consideration. Diluted net loss per share is determined by dividing net loss by diluted weighted average Ordinary Shares outstanding. Diluted weighted average shares reflects the dilutive effect, if any, of potentially dilutive Ordinary Shares, such as stock options and warrants calculated using the “treasury stock” and/or “if converted” methods, as applicable. In periods with reported net operating losses, all potential dilutive securities are generally deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal.

For six months ended June 30, 2022, the following potentially dilutive securities were excluded from the computation of diluted earnings per share because their effects would be anti-dilutive:

	June 30,	June 30,
	2022	2021
Warrants issued to L1 Capital (see note 8)	717,240	-
Convertible note issued to L1 Capital (see note 8) (i)	66,667	-
Total	783,907	-

(i)	Convertible note is assumed to be converted at the exercise price of $6.00 per share (subject to adjustment) as disclosed in note 8.

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Condensed Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Condensed Consolidated Statements of Cash Flows:

	June 30,	December 31,
	2022	2021
	(Unaudited)
Cash and cash equivalent	$4,885,759	$595,014
Restricted cash - current	1,000,000	1,000,000
Restricted cash - non-current	1,500,000	1,500,000
Total Cash and cash equivalent and Restricted cash	$7,385,759	$3,095,014

As of June 30, 2022 and December 31, 2021, the restricted cash related to (i) cash held in a special account as collateral against a bank loan with amount of $1,000,000 and $1,000,000 respectively, (ii) cash held in a time deposit account at Bank Mandiri’s Jakarta Cut Meutia Branch with amount equal to $1,500,000 and $1,500,000, respectively, used as collateral for the issuance of a bank guarantee related to the implementation of the Company’s contractual commitments for Citarum Block until July 2024.

NOTE 4 – OTHER ASSETS

	June 30,	December 31,
	2022	2021
	(Unaudited)
Consumables and spare parts	$172,175	$136,623
Prepaid taxes	808,373	555,929
Prepaid expenses	394,949	238,516
Other receivables	246,898	8,933
Prepayment and other current assets	$1,622,395	$940,001

Durable spare parts	$987,967	$123,611
Cash collateral	150,000	545,908
Deposit and others	100,000	250,000
Other assets - non current	$1,237,967	$919,519

F-8

NOTE 5 – OIL AND GAS PROPERTY, NET

The following tables summarize the Company’s oil and gas activities by classification.

	June 30, 2022	December 31, 2021
	(Unaudited)
Oil and gas property - subject to amortization	$25,340,270	$23,828,143
Accumulated depletion and impairment	(20,599,820)	(20,223,663)
Oil and gas property - subject to amortization, net	$4,740,450	$3,604,480

Oil and gas property - not subject to amortization	$1,151,804	$1,151,804
Accumulated impairment	-	-
Oil and gas property - not subject to amortization, net	$1,151,804	$1,151,804

The following shows the movement of the oil and gas property -   subject to amortization balance.

Oil & Gas Property – Kruh
December 31, 2021	$3,604,480
Additional capitalization	1,512,127
Depletion	(376,157)
June 30, 2022 (Unaudited)	$4,740,450

For the six months ended June 30, 2022, the Company incurred aggregated development costs and abandonment and site restoration provisions, which were capitalized, at $1,512,127, mainly for the purpose of drilling 2 new wells at Kruh Block (the first well, called K-27, spudded in on April 7, 2022 and the second well, called K-28, spudded in on June 22, 2022) and development administration for these new wells.

Depletion recorded for production on properties subject to amortization for the six months ended June 30, 2022 and 2021, were $376,157 and $266,470 respectively.

Furthermore, for the six months ended June 30, 2022, the Company did not record any impairment to the oil and gas property according to the ceiling tests conducted, which showed that the present value of estimated future net revenues generated by the oil and gas property exceeded the carrying balances.

F-9

NOTE 6 – PROPERTY AND EQUIPMENT, NET

	June 30, 2022	December 31, 2021
	(Unaudited)
Housing and welfare	$4,312	$4,312
Furniture and office equipment	4,013	4,013
Computer and software	5,605	5,605
Production facilities	93,049	93,049
Drilling and production tools	1,499,535	1,499,535
Leasehold Improvement	348,211	321,991
Equipment	1,650	1,650
Total	1,956,375	1,930,155
Less: accumulated depreciation	(1,679,511)	(1,637,617)
Property and equipment, net	$276,864	$292,538

Depreciation charged to expense amounted to $41,894 and $16,478 for the six months ended June 30, 2022 and 2021, respectively.

NOTE 7 – BANK LOAN

On November 14, 2016, PT Green World Nusantara, an Indonesian subsidiary of the Company that operates the Kruh Block, entered in an agreement and obtained a bank loan in the form of an overdraft loan with a principal amount not exceeding $1,900,000, an automatically renewable term of one year first due on November 14, 2017, and floating interest rate spread of 1% per annum above the interest rate earned by the collateral account in which the Company deposits a balance of $2,000,000 for the purpose of pledging this loan. The pledge decreased to $1,000,000 since the facility decreased from $1,900,000 to $1,000,000 on March 2, 2020. This overdraft loan was extended to November 14, 2022 and, subsequent to June 30, 2022, the unpaid borrowings in the amount of $980,452 have been repaid (see note 15).

The Company has booked interest expense of $15,500 and $5,712 for the six months ended June 30, 2022 and 2021, respectively, related to this overdraft loan. The interest expense is recorded in the other expense on the condensed consolidated statements of operations, and unpaid interest is recorded in the condensed consolidated balance sheets under accrued expenses.

NOTE 8 – CONVERTIBLE NOTE

	June 30, 2022	December 31, 2021
	(Unaudited)
Principal outstanding	$400,000	$-
Less: unamortized debt issuance costs	-	-
Convertible note payable, net of debt issuance costs	$400,000	$-

On January 21, 2022 (the “Initial Closing Date”), the Company closed an initial $5,000,000 tranche (the “First Tranche”) of a total then anticipated $7,000,000 private placement with L1 Capital Global Opportunities Master Fund, Ltd. (“L1 Capital”) pursuant to the terms of a Securities Purchase Agreement, dated January 21, 2022, between the Company and L1 Capital (the “Purchase Agreement”). In connection with the closing of the First Tranche, the Company issued to the L1 Capital (i) a 6% Original Issuance Discount Senior Convertible Note in a principal amount of up to $7,000,000.00 (the “Note”) and (ii) a five year Ordinary Share Purchase Warrant (the “Initial Warrant”) to purchase up to 383,620 Ordinary Shares at an exercise price of $6.00 per share, subject to adjustment. As of the date of the original Purchase Agreement, a second tranche (the “Second Tranche”) of funding under the Note in the amount of $2,000,000 (the “Second Tranche Amount”) was contemplated. The Note was subject to a deduction of a 6.0% original issuance discount. Except as upon an Event of Default (as defined in the Note), the Note did not bear interest.

Beginning 120 days after the Initial Closing Date, the Company was required to commence monthly installment payments of the Note through maturity (or 14 payments) (“Monthly Payments”), which Monthly Payments could be made, at the Company’s election, in cash or Ordinary Shares (or a combination of cash and Ordinary Shares), with such Ordinary Shares being issued at a valuation equal to the lesser of: (i) $6.00 per share or (ii) 90% of the average of the two lowest closing bid prices of the Ordinary Shares for the ten (10) consecutive trading days ending on the trading day immediately prior to the payment date, with a floor price of $1.20 per share. In addition, at any time following the date of effectiveness of a Registration Statement covering the applicable Ordinary Shares underlying the Note (such Registration Statement having been declared effective on June 1, 2022), the Note is convertible (in whole or in part), at the option of L1 Capital, into such number of fully paid and non-assessable Ordinary Shares determined by dividing (x) that portion of the outstanding principal amount of the Note that L1 Capital elects to convert by (y) $6.00 per share, which price was subject to adjustment as provided in the Note. Upon the occurrence of any Event of Default that has not been remedied, the Company would be obligated to pay to L1 Capital an amount equal to one hundred twenty percent (120%) of the outstanding principal amount of the Amended Note on the date on which the first Event of Default has occurred.

On March 4, 2022, the Company and L1 Capital entered into a First Amendment to the Purchase Agreement and an Amended and Restated Senior Convertible Promissory Note (the “Amended Note”) pursuant to which, among other items, Second Tranche Amount was increased from $2,000,000 to $5,000,000. Upon the funding of the Second Tranche Amount, L1 Capital was entitled to receive an additional five year Ordinary Share Purchase Warrant (the “Second Warrant”) to purchase up to 383,620 Ordinary Shares at $6.00 per share (subject to adjustment).

On May 16, 2022, the Company executed and delivered to L1 Capital a Second Amended and Restated Senior Convertible Promissory Note which amends and restates the Amended Note in its entirety (the “Second Amended Note” and collectively with the Note and the Amended Note, the “Notes”). Among other matters, the Second Amended Note provided for an accelerated funding of the Second Tranche Amount, which was funded to the Company on May 23, 2022, at which time the Second Warrant was issued to L1 Capital.

In August 2020, the FASB issued ASU No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). The update removes separation models for (i) convertible debt with a cash conversion feature and (ii) convertible instruments with a beneficial conversion feature. Under ASU 2020-06, these features will be combined with the host contract. ASU 2020-06 does not impact the accounting treatment for conversion features that are accounted for as a derivative under Topic 815. The update also requires the application of the if-converted method to be used for convertible instruments and the effect of potential share settlement be included in the diluted earnings per share calculation when an instrument may be settled in cash or shares. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The amendment is to be adopted through either a fully retrospective or modified retrospective method of transition, only at the beginning of an entity’s fiscal year. Early adoption is permitted. The Company has elected to adopt the standard as of January 1, 2022. The Company evaluated the terms of its Notes with L1 Capital and concluded that the instrument does not require separation and that there were no other derivatives that required separation. The Company evaluated the embedded features of the Notes in accordance with ASC 815-15-25 and determined that the most significant feature is the equity-like conversion option, which is not clearly and closely related to the debt host instrument. The Company further determined it would not meet the definition of a derivative, and therefore not required to be bifurcated and separately measured at fair value. As a result, there is no equity component and the Company recorded the Notes as a single liability within long-term debt on the accompanying condensed consolidated balance sheet.

The Initial Warrant and the Second Warrant (collectively, the “Warrants”) were issued in connection with the Notes, and exercise of such Warrants are not contingent upon conversion of the Notes; therefore proceeds were allocated first to the Warrants based on their fair value and the residual were allocated to the Notes.

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The Company incurred debt issuance costs associated with the Notes in the amount of $811,000, which are allocated to the Warrants based on assessed fair value of Warrants and residual proceeds allocated to Notes, compared to total proceeds received. Debt issuance costs associated with derivative warrant liabilities are expensed as incurred, presented as other expenses in the consolidated statements of operations. Offering costs associated with the Notes were charged as a direct deduction from the principal amount of the Notes. Debt issuance and offering costs are recorded as debt discount, which is amortized as interest expense over the term of the convertible debt instrument using the effective interest method.

With regards to the Second Tranche (as disclosed in Note 9), due to the relatively high closing price of the Ordinary Shares on May 23, 2022 (the date of issuance of the Second Warrant), the fair value of Second Warrant of $4,833,390 exceeds the net proceeds received. $133,390 of insurance loss was recognized and no residual proceeds was allocated to Notes. For six months ended June 30, 2022, the total proceeds from both tranches of the Notes have supported oil well drilling of the K-27 and K-28 wells and working capital general corporate purposes.

As of June 30, 2022, $9,600,000 of the total $10,000,000 principal amount of the Notes has been converted into Ordinary Shares at $6.00 per share at L1 Capital’s election. Subsequent to June 30, 2022, an additional $300,000 of principal amount of the Notes were converted into Ordinary Shares at $6.00 per share at L1 Capital’s election (see note 15).

NOTE 9 – FAIR VALUE MEASUREMENTS

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2022 and indicate the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value:

Description:	Quoted Prices in Active Markets (Level 1)	Significant other Observable Inputs (Level 2)	Significant other Unobservable Inputs (Level 3)
June 30, 2022

L1 Capital Warrants	$-	$-	$3,549,984

The Company recognized $915,644 for warrant liabilities upon issuance of the Initial Warrant on January 24, 2022. The Company recognized $4,833,390 for warrant liabilities upon issuance of the Second Warrant on May 23, 2022. The proceeds were allocated first to the warrants based on its fair value and the residual were allocated to the convertible notes.

The Company utilizes the Black-Scholes option-pricing model to estimate the fair value of the Warrants at each reporting period since the Warrants are not actively traded. The estimated fair value of the Warrant liabilities is determined using Level 3 inputs. Inherent in the Black-Scholes model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its Ordinary Shares based on historical volatility of select peer companies   that matches the expected remaining life of the Warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the Warrants. The expected life of the Warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates (the dates of issuance of the Initial Warrant and the Second Warrant, respectively, and at June 30, 2022):

	January 24, 2022	May 23, 2022	June 30, 2022
Exercise price	$6.00	$6.00	$6.00
Share price	$3.64	$14.94	$6.55
Expected term from grant date (in years)	5.00	5.00	5.00
Expected volatility	97.80%	95.90%	97.43%
Risk-free interest rate	1.54%	2.88%	3.01%
Dividend yield (per share)	-%	-%	-%

The change in the fair value of the warrant liabilities for the period from January 24, 2022 through June 30, 2022 is summarized as follows:

Issuance of 383,620 warrants as of January 24, 2022 (Initial Warrant)	$915,644
Issuance of 383,620 warrants as of May 23, 2022 (Second Warrant)	4,833,390
50,000 Warrants exercised on June 16, 2022	(119,343)
Change in fair value of warrant liability	(2,079,707)
Fair value as of June 30, 2022	$3,549,984

NOTE 10 – ACCRUED EXPENSES

	June 30, 2022	December 31, 2021
	(Unaudited)
Accrued interest	$157,258	$143,798
Accrued operating expenses (i)	48,403	-
Total	$205,661	$143,798

(i)	Accrued operating expenses are mainly due to material inventory for the Company’s Joint Operating Partnership (known as a “KSO”) with the Indonesian government for Kruh Block as well as local audit fee for the Company’s Indonesian operating subsidiaries.

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NOTE 11 – TAXES

The current and deferred components of the income tax provision which are substantially attributable to the Company’s subsidiaries in Indonesia. Due to the unrecovered expenditures on the Company’s Kruh Block operations, there was no provision for income taxes for the six months ended June 30, 2022 and 2021, respectively.

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records an interim income tax provision in accordance with guidance on accounting for income taxes in an interim period. As the year progresses, the Company refines the estimates of the year’s taxable income as new information becomes available. The Company’s effective tax rates for the six months ended June 30, 2022 and 2021 were 0% and 0%, respectively.

The Company did not incur any interest and penalties related to potential underpaid income tax expenses.

NOTE 12 – EQUITY

On March 3, 2022, certain of the Company’s executive officers exercised vested options to purchase restricted Ordinary Shares on a “net share settlement” basis. 199,259 shares were issued upon exercise.

Optionee	Vested Options Exercised	Option Exercise Price	Closing Price on March 3, 2022	Net Shares Issued Upon Exercise
Wirawan Jusuf	100,000	$11.00	$20.20	45,545
James J, Huang	100,000	$11.00	$20.20	45,545
Mirza Said	100,000	$11.00	$20.20	45,545
Chia Hsin “Charlie” Wu	100,000	$11.00	$20.20	45,545
Frank Ingriselli	37,500	$11.00	$20.20	17,079
Total	437,500			199,259

On January 1, 2022, the Company issued 60,000 of the Company’s restricted Ordinary Shares to Frank Ingriselli, the Company’s President, pursuant to his employment agreement with the Company, with 30,000 shares vesting on July 1, 2022 and 30,000 shares vesting on January 1, 2023. Such Ordinary Shares were valued at $2.85 per share, which was based on the closing price of the shares traded on the NYSE American exchange on January 3, 2022 and $128,079 in total was charged to general and administrative expenses for the six months ended Jun 30, 2022.

On April 28, 2022, the Company issued 2,105 Ordinary Shares to Srax, Inc. as a compensation for the advisory services provided in connection with the Company’s investor relations efforts. Such Ordinary Shares were valued at $19.00 per share, which was based on the closing price of the shares traded on the NYSE American exchange on April 28, 2022.

During the six month period ended June 30, 2022, L1 Capital elected to convert an aggregate of $9,600,000 principal amount of the Notes into Ordinary Shares at $6.00 per share. Subsequent to June 30, 2022, an additional $300,000 of principal amount of the Notes were converted into Ordinary Shares at $6.00 per share at L1 Capital’s election (see note 15).

On June 16, 2022, L1 Capital exercised 50,000 Warrants to purchase a like number of Ordinary Shares at $6.00 per share.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be subject to routine litigation, claims, or disputes in the ordinary course of business. The Company defends itself vigorously in all such matters. In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on its financial position, results of operations or cash flows. However, the Company cannot predict with certainty the outcome or effect of any such litigation or investigatory matters or any other pending litigation or claims. There can be no assurance as to the ultimate outcome of any such lawsuits and investigations. The Company has no significant pending litigation as of June 30, 2022.

Operating Leases

The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). All contracts are evaluated to determine whether or not they represent a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has operating leases primarily consisting of facilities with remaining lease terms of one year to three years. The lease term represents the period up to the early termination date unless it is reasonably certain that the Company will not exercise the early termination option.

Leases are classified as finance or operating in accordance with the guidance in ASC 842. The Company does not hold any finance leases as of June 30, 2022.

The Company also has certain leases related to equipment and tools. A short-term lease is a lease with a term of 12 months or less and does not include the option to purchase the underlying asset that we would expect to exercise. The Company has elected to adopt the short-term lease exemption in ASC 842 and as such has not recognized a “right of use” asset or lease liability for these short-term leases.

The Company’s lease agreements generally do not provide an implicit borrowing rate, therefore 3-year Indonesia government bond yield to maturity was used at lease commencement date for purposes of determining the present value of lease payments.

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The components of lease expense were as follows for each of the periods presented:

	June 30, 2022	June 30, 2021
	(Unaudited)	(Unaudited)
Operating lease expense	$156,052	-
Short-term lease expense	39,756	90,575
Total operating lease costs	195,808	90,575
Other information
Operating cash flows used in operating leases	122,160	-
Weighted average remaining lease term (in years)	1.73	-
Weighted average discount rate	5.612%	-

Future lease payments included in the measurement of operating lease liabilities as of June 30, 2022 is as follows:

June 30, 2022
(Unaudited)
2022 remaining	$146,414
2023	237,111
2024	80,967
464,492
Less: discount on operating lease liabilities	(24,658)
Present value of operating lease liabilities	439,834
Less: Current portion of operating lease liabilities	(281,310)
Non-current portion of operating lease liabilities	158,524

Commitments

As a requirement to acquire and maintain the operatorship of oil and gas blocks in Indonesia, the Company follows a work program and budget that includes firm capital commitments.

Currently, Kruh Block is operated under a KSO until May 2030. The Company has material commitments related to its development and exploration activities in the Kruh Block and material commitments in regards to the exploration activity in the Citarum Block under a Production Sharing Contract with the Indonesian Special Task Force for Upstream Oil and Gas Business Activities (known as SKK Migas) (the “PSC”). The following table summarizes future commitments amounts on an undiscounted basis as of June 30, 2022 for all the planned expenditures to be carried out in Kruh Block and Citarum Block (this table takes into account the Company’s updated seismic and drilling plans for Kruh Block as described in note 15):

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		Future commitments (Unaudited)
	Nature of commitments	Remaining of 2022	2023	2024 and beyond
Citarum Block PSC
Geological and geophysical (G&G) studies	(a)	$-	$150,000	$950,000
2D seismic	(a)	-	846,182	5,288,545
3D seismic	(a)	-	-	2,100,000
Drilling	(b)(c)	-	-	30,000,000
Total commitments - Citarum PSC		$-	$996,182	$38,338,545
Kruh Block KSO				-
Lease commitments	(d)	$1,340,776	$2,836,933	$33,725,160
Production facility		-	-	2,280,000
G&G studies	(a)	-	200,000	1,100,000
2D seismic	(a)	-	1,250,000	-
3D seismic	(a)	1,205,268	-	-
Drilling	(a)(c)	-	3,000,000	18,000,000
Workover		-	144,893	-
Certification		-	250,000	-
Abandonment and Site Restoration	(a)	29,317	58,634	381,124
Total commitments - Kruh KSO		$2,575,361	$7,740,460	$55,486,284
Total Commitments		$2,575,361	$8,736,642	$93,824,829

Nature of commitments:

(a)	Both firm commitments and a 5-year work program according to the Company’s economic model are included in the estimate. Firm capital commitments represent legally binding obligations with respect to the KSO for Kruh Block or the PSC for Citarum Block in which the contract specifies the minimum exploration or development work to be performed by us within the first three years of the contract. In certain cases where we execute contracts requiring commitments to a work scope, those commitments have been included to the extent that the amounts and timing of payments can be reliably estimated.

(b)	Includes one exploration and two delineation wells.

(c)	Abandonment and site restoration are primarily upstream asset removal costs at the drilling completion of a field life related to or associated with site clearance, site restoration, and site remediation, based on Indonesian government rules.

(d)

Lease commitments are contracts that allow for the use of an asset but does not convey rights of ownership of the asset. The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). Right of use assets and lease liabilities for the Company’s operating leases are recorded in the condensed consolidated balance sheet except the short-term lease exemption. An operating lease represents a rental agreement for an asset from a lessor under the terms. Most of our operating leases are related to the equipment and machinery used in oil production. All of the Company’s operating lease agreements with third parties can be cancelled or terminated at any time by the Company.

NOTE 14 – LIQUIDITY

The Company reported a net loss of $1,060,377 and net cash used in operating activities of $3,059,907 for the six months ended June 30, 2022. In addition, the Company had an accumulated deficit of $34,878,538 and working capital of $5,502,080 as of June 30, 2022. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses and achieve profitability for the foreseeable future. If management is not able to increase revenues and/or manage operating expenses in line with revenue forecasts, the Company may not be able to achieve profitability.

The Company’s principal sources of liquidity during the six months ended June 30, 2022 were proceeds from January 2022 convertible note and warrant financing with L1 Capital, including exercises of warrants by L1 Capital. Subsequent to June 30, 2022, on July 22, 2022, the Company entered into an At The Market Offering Agreement with H.C. Wainwright & Co., LLC, acting as its sales agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, ordinary shares having an aggregate gross offering price of up to $20,000,000. As of the date of the issuance of the condensed consolidated financial statements, the Company have received net proceeds of approximately $4,550,000 through its utilization of such at-the-market offering program.

As of September 15, 2022, the Company had approximately $7.87 million of cash and cash equivalents, which are unrestricted as to withdrawal or use and are placed with financial institutions. The Company will continue to focus on improving operational efficiency and cost reductions and developing its core cash-generating business as planned. The Company intends to meet its cash requirements for the 12 months following the date of the issuance of the condensed consolidated financial statements through operations and the foregoing potential funding opportunities.

The Company believes that the Company’s current cash and cash equivalents and anticipated cash flows from operating and financing activities will be sufficient to meet its anticipated working capital requirements and commitments for at least the next 12 months after the issuance of the Company’s unaudited condensed consolidated financial statements. The Company has prepared the condensed consolidated financial statements on a going concern basis. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that the Company will raise additional capital if needed.

NOTE 15 – SUBSEQUENT EVENTS

The Company evaluated all events that occurred up to September 29, 2022 and determined that no events that would have required adjustment or disclosure in the condensed consolidated financial statements except the following.

Subsequent to June 30, 2022, the Company modified its drilling plan for Kruh Block. The Company’s most recently announced plan was to drill a total of 18 wells at Kruh Block (including those already drilled during 2021 and to date in 2022) through the end of 2024. These new wells are in addition to the pre-existing producing wells at Kruh Block. The Company completed the drilling of 2 wells at Kruh Block in 2021 and 2 wells in 2022. Starting in the fourth quarter of 2022, the Company plans to commence a new seismic program at Kruh Block, which includes data acquisition, processing and interpretation. The total program is expected to take approximately 10 to 12 months. The result of this seismic program is expected to help the Company estimate the size and potential of new oil and gas reservoirs recently discovered and upgrade some of its unproved reserves to the proved reserves category for Kruh Block. The Company plans to resume drilling at Kruh Block after the seismic program is completed. With this new schedule, the Company anticipates that its current Kruh Block drilling program (consisting of an additional 14 new wells) would be complete by the end of 2025 rather than the end of 2024.

On August 18, 2022, L1 Capital elected to further convert $300,000 principal amount of the Notes into Ordinary Shares at $6 per share. On the same day, L1 Capital exercised 185,000 warrants to purchase a like number of Ordinary Shares at a price of $6.00 per share for proceeds to the Company of $1,110,000. On August 29, 2022, L1 Capital exercised an additional 90,000 warrants to purchase a like number of Ordinary Shares at a price of $6.00 per share for proceeds to the Company of $540,000.

On July 22, 2022, the Company entered into an At The Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, Ordinary Shares (the “ATM Shares”) having an aggregate gross offering price of up to $20,000,000. Under the ATM Agreement, the ATM Shares, if offered and sold by the Company, will be offered and sold pursuant to a prospectus dated February 16, 2021 and a prospectus supplement, dated July 22, 2022, that form a part of the Company’s shelf registration statement on Form F-3 (File No. 333-252520), which registration statement was declared effective by the Securities and Exchange Commission on February 16, 2021. On August 25, 2022, the Company sold 177,763 ATM Shares at $10.7407 per share for net proceeds (after Sales Agent commissions) of $1,801,193. On August 25, 2022, the Company sold an additional 280,612 ATM Shares at $10.1090 per share for net proceeds (after Sales Agent commissions) of $2,750,449.

On September 19, 2022, the $980,452 outstanding under the bank overdraft loan described in note 7 was fully repaid.

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